UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cascal N.V.

(Name of Subject Company)

Sembcorp Utilities Pte Ltd

(Name of Filing Person(s) (Offeror))

a wholly owned subsidiary of

Sembcorp Industries Ltd

(Name of Filing Person(s) (Other Persons))

Common Stock, Par Value €0.50 Per Share

(Title of Class of Securities)

N1842P109

(CUSIP Number of Class of Securities)

Sembcorp Industries Ltd

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12.	Exhibits

Exhibit No.	Description

99.1	Announcement posted by Sembcorp Industries Ltd. on the Singapore Stock Exchange Website on May 12, 2010

IMPORTANT INFORMATION

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal N.V. The tender offer described in the announcement has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal N.V. shareholders and will also be made available for distribution to beneficial owners of Cascal N.V. common shares. The solicitation of offers to buy common shares of Cascal N.V. will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal N.V. shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal N.V. with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal N.V. at the U.S. Securities and Exchange Commission’s website at www.sec.gov.